Houlihan Lokey Capital, Inc.

(SEC I.D. NO. 8-35643)

Financial Statement

As of March 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

HOULIHAN LOKEY CAPITAL, INC.
TABLE OF CONTENTS



KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Houlihan Lokey Capital, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Houlihan Lokey Capital, Inc. (the Company) as of March 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2006.

Los Angeles, California
May 22, 2024

HOULIHAN LOKEY CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
(SEC I.D. NO. 8-35643)

	March 31, 2024
Assets	
Cash and cash equivalents	$ 62,110,687
Investment securities	34,893,621
Accounts receivable, net of allowance for credit losses of $1,107,733 (Note 7)	74,516,077
Unbilled work in progress, net of allowance for credit losses of $3,438,045 (Note 7)	89,272,918
Receivable from affiliate (Note 4)	14,448,347
Property and equipment, net of accumulated depreciation of $1,023,165	1,550,750
Deferred income taxes (Note 9)	93,419,636
Other assets	2,392,168
Total assets	$ 372,604,204
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable	$ 468,897
Deferred income	20,406,100
Total liabilities	20,874,997
Commitments and contingencies (Note 8)	
Stockholder's equity:	
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares	10
Additional paid-in capital	75,989,546
Retained earnings	275,739,651
Total stockholder's equity	351,729,207
Total liabilities and stockholder's equity	$ 372,604,204

See accompanying Notes to Financial Statement.

HOULIHAN LOKEY CAPITAL, INC.
NOTES TO FINANCIAL STATEMENT
(SEC I.D. NO. 8-35643)

Note 1 — Organization and Description of Business

Nature of Operations

Houlihan Lokey Capital, Inc. (the Company) is a California corporation registered as a broker dealer under Section 15(b) of the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Houlihan Lokey, Inc., a California corporation (the Parent). The Parent has two other primary wholly owned subsidiaries: Houlihan Lokey Financial Advisors, Inc. and Houlihan Lokey EMEA, LLP, which is a corporation regulated by the Financial Services Authority in the United Kingdom.

The Company offers financial services and financial advice to a broad clientele located throughout the United States of America, Europe, and Canada. The Company has offices in Los Angeles, San Francisco, Houston, Boston, Chicago, New York City, Minneapolis, McLean (Virginia), Dallas, Atlanta and Miami. Together, the Company, its Parent, and the Parent's other subsidiaries form an organization that provides financial services to meet a wide variety of client needs. Specifically, the Company directs its services to the following areas:

Corporate Finance ("CF") provides general advisory services on mergers & acquisitions and capital markets offerings. CF advises public and private institutions on buy side and sell side transactions as well as leveraged loans, private mezzanine debt, high yield debt, initial public offerings, follow-ons, convertibles, equity private placements, private equity and liability management transactions, and advises financial sponsors on all types of transactions.

Financial Restructuring ("FR") provides advice to creditors and debtors in connection with recapitalization / deleveraging transactions implemented both through bankruptcy proceedings and through out of court exchanges, consent solicitations or other mechanisms, as well as in distressed mergers and acquisitions and capital markets activities. As part of these engagements, FR offers a wide range of advisory services to clients, including: the structuring, negotiation, and confirmation of plans of reorganization; structuring and analysis of exchange offers; corporate viability assessment; litigation support and expert testimony; and procuring debtor in possession financing.

Financial and Valuation Advisory ("FVA") primarily provides valuations of various assets, including: companies; illiquid debt and equity securities; and intellectual property (among other assets and liabilities). These valuations are used for financial reporting, tax reporting, and other purposes. In addition, the FVA business segment renders fairness opinions in connection with mergers and acquisitions and other transactions, and solvency opinions in connection with corporate spin-offs and dividend recapitalizations, and other types of financial opinions in connection with other transactions. Also, the FVA business segment provides dispute resolution services to clients where fees are usually based on the hourly rates of financial professionals. Unlike the CF or FR segments, the fees generated in the FVA segment are generally not contingent on the successful completion of a transaction.

The Company exclusively concentrates its efforts toward the earning of professional fees. The Company does not handle customer investment accounts.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

HOULIHAN LOKEY CAPITAL, INC.
NOTES TO FINANCIAL STATEMENT (CONTINUED)
(SEC I.D. NO. 8-35643)

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Management estimates and assumptions also affect the disclosure of contingent assets and liabilities at the reporting date. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Significant items subject to such estimates and assumptions include the allowance for credit losses; income tax uncertainties; and other contingencies.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Management monitors activity in these accounts to prevent a risk of loss. To date, the Company has not experienced any losses in its cash accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. Although not classified as cash and cash equivalents, the Company's receivable from affiliate (Note 4) generally arises from the transfer of available cash from the Company to the Parent. The receivable is due on demand and is considered fully collectible.

Investment Securities

Investment securities consist primarily of corporate debt and U.S. Treasury with original maturities over 90 days. The Company classifies its investment securities as trading as it may sell them with the intent to recognize short-term gains or losses and records them at fair market value.

Allowance for Credit Losses

The allowance for credit losses on accounts receivable and unbilled work in progress reflects management's best estimate of expected losses using the Company's internal current expected credit losses model. This model analyzes expected losses based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts that could potentially affect the collectibility of the reported amounts. Amounts deemed to be uncollectible are written off against the allowance for credit losses.

Revenue Recognition and Deferred Income

Revenues consist of fee revenues from advisory services. Interest income is earned on related-party balances outstanding (Note 4). Revenues reflect fees generated from our CF, FR, and FVA business segments.

Revenues for all three business segments (CF, FR, and FVA) are recognized upon satisfaction of the performance obligation, which may be satisfied over time or at a point in time. The amount and timing of the fees paid vary by the type of engagement.

The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of its influence, such as market volatility or the judgment and actions of third parties. The substantial majority of the Company's advisory fees (i.e., the success related Completion Fees) are considered variable and constrained as they are contingent upon a future event which includes factors outside of the Company's control (e.g., completion of a transaction or third party emergence from bankruptcy or approval by the court).

HOULIHAN LOKEY CAPITAL, INC.
NOTES TO FINANCIAL STATEMENT (CONTINUED)
(SEC I.D. NO. 8-35643)

The Company generates revenues from contractual advisory services and reimbursed costs incurred in fulfilling the contracts for such services. Revenues for all three business segments are recognized upon satisfaction of the performance obligation and may be satisfied over time or at a point in time. The amount and timing of the fees paid vary by the type of engagement.

Revenues from CF engagements primarily consist of fees generated in connection with advisory services related to corporate finance, mergers and acquisitions, and capital markets offerings. Completion Fees from these engagements are recognized at a point in time when the related transaction has been effectively closed. At that time, the Company has transferred control of the promised service and the customer obtains control. CF contracts generally contain a variety of promised services that may be capable of being distinct, but they are not distinct within the context of the contract as the various services are inputs to the combined output of successfully brokering a specific transaction.

Revenues from FR engagements primarily consist of fees generated in connection with advisory services to debtors, creditors and other parties-in-interest involving recapitalization or deleveraging transactions implemented both through bankruptcy proceedings and through out-of-court exchanges, consent solicitations or other mechanisms, as well as in distressed mergers and acquisitions and capital markets activities. Retainer Fees and Progress Fees from restructuring engagements are recognized over time using a time elapsed measure of progress as clients simultaneously receive and consume the benefits of those services as they are provided. Completion Fees from these engagements are considered variable and constrained until the related transaction has been effectively closed as they are contingent upon a future event which includes factors outside of the Company's control (e.g., completion of a transaction or third party emergence from bankruptcy or approval by the court).

Revenues from FVA engagements primarily consist of fees generated in connection with valuation and diligence services and rendering fairness, solvency and other financial opinions. Revenues are recognized at a point in time as these engagements include a singular objective that does not transfer any notable value to the Company's clients until the opinions have been rendered and delivered to the client. However, certain engagements consist of advisory services where fees are usually based on the hourly rates of the financial professionals. Such revenues are recognized over time as the benefits of these advisory services are transferred to the Company's clients throughout the course of the engagement, and, as a practical expedient, the Company has elected to use the 'as-invoiced' approach to recognize revenue.

Taxes, including value added taxes, collected from customers and remitted to governmental authorities are accounted for on a net basis.

Income Taxes

The Company's parent, Houlihan Lokey Inc. and its subsidiaries, including the Company, file consolidated federal income tax returns, as well as consolidated and separate returns in state and local jurisdictions. The Company reports income tax expense as if it filed separate returns in all jurisdictions.

The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740, Income Taxes, which requires the recognition of tax benefits or expenses on temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The measurement of the deferred items is based on enacted tax laws and applicable tax rates. A valuation allowance related to a deferred tax asset is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company utilized a comprehensive model to recognize, measure, present, and disclose in its financial statement any uncertain tax positions that have been taken or are expected to be taken on a tax return. The impact of an uncertain tax position that is more likely than not to be sustained upon audit by the relevant taxing authority must be recognized at the largest amount that is more likely than not to be sustained. No portion of an uncertain tax position will be recognized if the position has less than a 50% likelihood of being sustained.

HOULIHAN LOKEY CAPITAL, INC.
NOTES TO FINANCIAL STATEMENT (CONTINUED)
(SEC I.D. NO. 8-35643)

Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels in accordance with ASC Topic 820, Fair Value Measurement:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The carrying value of cash and cash equivalents, accounts receivable, unbilled work in progress, receivable from affiliate, accounts payable and accrued expenses, and deferred income approximates fair value due to the short maturity of these instruments.

Note 3 — Revenue Recognition

Contract Balances

The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred income (contract liability) until the performance obligations are satisfied.

Costs incurred in fulfilling advisory contracts with point-in-time revenue recognition are recorded as a contract asset when the costs (i) relate directly to a contract, (ii) generate or enhance resources of the Company that will be used in satisfying performance obligations, and (iii) are expected to be recovered. The Company amortizes the contract asset costs related to fulfilling a contract based on recognition of fee revenues for the corresponding contract. The Company records a contract liability for the reimbursable costs incurred until the fee revenue is recognized.

Costs incurred in fulfilling an advisory contract with over-time revenue recognition are expensed as incurred.

The following table provides information about receivables, contract assets, and contract liabilities from contracts with customers:

	March 31, 2024
Receivables [1]	$ 68,759,959
Unbilled work in progress, net of allowance for credit losses	89,272,918
Contract Assets [1]	5,756,118
Contract Liabilities [2]	20,406,100

(1) Included within Accounts receivable, net of allowance for credit losses in the March 31, 2024 Statement of Financial Condition.
(2) Included within Deferred income in the March 31, 2024 Statement of Financial Condition.

As a practical expedient, the Company does not disclose information about remaining performance obligations pertaining to (i) contracts that have an original expected duration of one year or less, and/or (ii) contracts where the variable consideration is allocated entirely to a wholly unsatisfied promise to transfer a distinct service that is or forms part of a single performance obligation. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at March 31, 2024.

HOULIHAN LOKEY CAPITAL, INC.
NOTES TO FINANCIAL STATEMENT (CONTINUED)
(SEC I.D. NO. 8-35643)

Note 4 — Related Party Transactions

The Parent performs certain management, accounting, legal, regulatory, and other administrative services for the benefit of the Company. The Parent charges the Company a management fee for these services. The Company's current income tax payable balance is reflected in receivable from affiliate because the Parent will make these payments. A substantial majority of the Company's operating expenses; employee compensation, rent, travel, meals, and entertainment, and other operating expenses, are paid by and allocated from the parent under an expense sharing agreement that is based on the full-time equivalent scheduled then in effect. The receivable from affiliate generally arises from cumulative cash transferred by the Company to the Parent. Intercompany charges and reimbursements are generally settled through the receivable from affiliate account. The receivable from affiliate is due on demand and bears interest at the prevailing prime interest rate; such rate was 8.50% at March 31, 2024.

During the year ended March 31, 2024, the Company distributed a non-cash dividend-in-kind to the Parent of $1.67 billion in connection with a Company-wide global acquisition related legal structure reorganization, which reassigned and settled historical intercompany balances between the Company and the Parent and its affiliates. The Company's receivable from affiliate and stockholder's equity were reduced by this amount as a result of the dividend-in-kind.

Share-Based Incentive Plans

Awards of restricted shares have been and will be made under the Amended and Restated Houlihan Lokey, Inc. 2016 Incentive Award Plan (the "2016 Incentive Plan"), which became effective in August 2015 and was amended in October 2017. Under the 2016 Incentive Plan, it is anticipated that the Parent will continue to grant cash and equity-based incentive awards to eligible service providers in order to attract, motivate, and retain the talent necessary to operate the Parent's business. Equity-based incentive awards issued under the 2016 Incentive Plan generally vest over a four-year period. The share awards are classified as equity awards at the time of grant unless the number of shares granted is unknown. Awards that are settleable in shares based upon a future determinable stock price are classified as a liability until the price is established and the resulting number of shares is known, at which time they are re-classified from liabilities to equity awards. As noted above, a substantial majority of the Company's stock compensation expense is paid by and allocated from the Parent under an expense sharing agreement, and therefore there is no cash flow effect from the share-based payment arrangements to the Company.

Note 5 — Investment Securities

The amortized cost, gross unrealized gains (losses), and fair value of investment securities were as follows:

	March 31, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Corporate debt securities	$ 19,737,280	$ 7,597	$ (684,117)	$ 19,060,760
U.S. treasury securities	16,070,854	109,837	(347,830)	15,832,861
Total securities	$ 35,808,134	$ 117,434	$ (1,031,947)	$ 34,893,621

Scheduled maturities of the securities held by the Company within the investment securities portfolio were as follows:

	March 31, 2024	
	Amortized Cost	Estimated Fair Value
Due within one year	$ 4,479,812	$ 4,454,085
Due within years two through five	31,328,323	30,439,536
Total debt within the investment securities portfolio	$ 35,808,135	$ 34,893,621

HOULIHAN LOKEY CAPITAL, INC.
NOTES TO FINANCIAL STATEMENT (CONTINUED)
(SEC I.D. NO. 8-35643)

Note 6 — Fair Value Measurements

The following table presents information about the Company's financial assets, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair values:

| | March 31, 2024 | | | |
	Level I	Level II	Level III	Total
Corporate debt securities	$ —	$ 19,060,760	$ —	$ 19,060,760
U.S. treasury securities	—	15,832,861	—	15,832,861
Total asset measured at fair value	$ —	$ 34,893,621	$ —	$ 34,893,621

Note 7 — Allowance for Credit Losses

The following table presents information about the Company's allowance for credit losses:

| | March 31, 2024 | |
	Accounts Receivable	Unbilled Work in Progress
Ending balance	$ 1,107,733	$ 3,438,045

Note 8 — Commitments and Contingencies

The Company has been named in various legal actions arising in the normal course of business. In the opinion of the Company, in consultation with legal counsel, the final resolutions of these matters are not expected to have a material adverse effect on the Company's financial condition.

Note 9 — Income Taxes

Deferred income taxes arise principally from temporary differences between book and tax recognition of income, expenses, and losses relating to financing and other transactions. The deferred income taxes on the accompanying Statement of Financial Condition as of March 31, 2024, comprise the following:

	March 31, 2024
Deferred tax assets:	
Deferred compensation expense/accrued bonus	$ 81,738,854
Allowance for credit losses	287,148
Accounts receivable and work in progress	8,265,190
Other, net	3,215,321
Total deferred tax assets	93,506,513
Deferred tax liabilities:	
Other, net	(86,877)
Total deferred tax liabilities	(86,877)
Net deferred tax assets	$ 93,419,636

HOULIHAN LOKEY CAPITAL, INC.
NOTES TO FINANCIAL STATEMENT (CONTINUED)
(SEC I.D. NO. 8-35643)

A valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized. The Company has determined that it is more likely than not that the assets will be realized. Accordingly, no valuation allowance has been recognized.

As of March 31, 2024 the Company had recorded liabilities for interest and penalties related to uncertain tax positions in the amount of $1.1 million. The unrecognized tax positions totaled $15.9 million as of March 31, 2024. If the income tax impacts from these tax positions are ultimately realized, such realization would affect the income tax provision and effective tax rate.

A reconciliation of the unrecognized tax position as of March 31, 2024 is as follows:

	March 31, 2024
Unrecognized tax position at the beginning of the year	$ 14,250,736
Increase related to prior year tax positions	2,864,192
Decrease related to prior year tax positions	(1,266,269)
Unrecognized tax position at the end of the year	$ 15,848,659

The Company believes that it is reasonably possible that a decrease of up to $7.0 million in gross unrecognized income tax positions for federal and state items may be necessary within the next 12 months. For the remaining uncertain income tax positions, it is difficult at this time to estimate the timing of the resolution.

As of March 31, 2024, all of the federal income tax returns filed since 2021 by the Parent which include the Company as a subsidiary are still subject to adjustment upon audit. The Parent files combined income tax returns in many states and the Company also files separate income tax returns in many states, which are also open to audit. Houlihan Lokey Inc. and its subsidiaries, including the Company, file consolidated federal income tax returns, as well as consolidated and separate returns in state and local jurisdictions. The Parent is currently under New York City audit for the years ended March 31, 2016, March 31, 2017 and March 31, 2018.

Note 10 — Reserve Requirements for Brokers or Dealers

The Company does not carry the accounts of its customers and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 based on section (k)(2)(i) and the Company's other business activities contemplated Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

Note 11 — Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. As of March 31, 2024, the Company had net capital of $72.7 million, which was $72.5 million in excess of its required net capital of $250,000.

Note 12 — Subsequent Events

The Company has evaluated events and transactions that have occurred subsequent to March 31, 2024 through May 22, 2024, the date on which the financial statement was available and authorized to be issued, and determined that, except as noted below, there have been no events that occurred that would require adjustments to or disclosures in the financial statements.